Plan of Merger
(Internet Infinity - Delaware into Internet Infinity - Nevada)

This Plan of Merger (“the Plan”) is entered into on January 24, 2004 by and between Internet Infinity, Inc., a Delaware corporation (“Internet Delaware”) and Internet Infinity, Inc., a Nevada corporation (“Internet Nevada”).

In consideration of the mutual promises and undertakings set forth below, the parties agree as follows:

Terms of the transaction. Internet Delaware and Internet Nevada will merge. Internet Nevada will be the surviving corporation. All outstanding shares of common stock of Internet Delaware will convert in the merger to the same number of shares of common stock of Internet Nevada. Both companies have the same number of authorized shares of common stock and authorized preferred stock - 20 million shares of common stock, par value $0.001, and 1 million shares of preferred stock, par value $0.001. After the merger there will be the same number of shares of common stock outstanding. There are no shares of preferred stock issued.

The parties shall submit this Plan to their respective shareholders for approval or rejection. Should Internet Delaware obtain the written approval of the holders of a majority of the outstanding shares, an Information Statement shall be filed with the SEC and, when approved, mailed to the shareholders of Internet Delaware. The merger documents may be filed with the Secretaries of State of both jurisdictions 20 days after the Information Statement is mailed to the shareholders of Internet Delaware.

Internet Infinity, Inc.,	Internet Infinity, Inc.,
a Delaware corporation	a Nevada corporation

/s/ George Morris	/s/ George Morris
George Morris, President	George Morris, President

Exhibit 2.1
Page 1 of 1 Page